Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2020

SHANGHAI, August 25, 2020 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced its unaudited financial results for the second quarter of 2020.

SECOND QUARTER 2020 FINANCIAL HIGHLIGHTS

•                  Net revenues for the second quarter of 2020 were RMB747.4 million (US$105.8 million), a 0.2% increase from the first quarter of 2020, while a 14.2% decrease from the corresponding period in 2019.

(RMB millions, except percentages)	Q2 2019	Q2 2020	YoY Change
Wealth management	625.6	542.8	(13.2)%
Asset management	171.1	181.6	6.1%
Lending and other businesses	74.9	23.0	(69.3)%
Total net revenues	871.6	747.4	(14.2)%

•                  Income from operations for the second quarter of 2020 was RMB319.5 million (US$45.2 million), a 24.7% increase from the first quarter of 2020, and a 26.9% increase from the corresponding period in 2019.

(RMB millions, except percentages)	Q2 2019	Q2 2020	YoY Change
Wealth management	129.9	196.6	51.3%
Asset management	86.8	100.8	16.1%
Lending and other businesses	35.2	22.1	(36.9)%
Total income from operations	251.9	319.5	26.9%

•                  Net income attributable to Noah shareholders for the second quarter of 2020 was RMB299.6 million (US$42.4 million), a 23.3% increase from the first quarter of 2020, and a 19.8% increase from the corresponding period in 2019.

•                  Non-GAAP1 net income attributable to Noah shareholders for the second quarter of 2020 was RMB307.2 million (US$43.5 million), a 20.1% increase from the first quarter of 2020, and a 16.7% increase from the corresponding period in 2019.

SECOND QUARTER 2020 OPERATIONAL UPDATES

Wealth Management Business

The Company offers financial products and provides value-added services to high net worth clients in China and overseas for its wealth management business. Noah primarily distributes private equity, public securities, credit and other products denominated in RMB and other currencies.

1  Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity securities (unrealized), adjustment for sale of equity securities and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

•                  Total number of registered clients as of June 30, 2020 was 332,157, a 17.1% increase from June 30, 2019, and a 3.4% increase from March 31, 2020.

•                  Total number of active clients2 which excluded mutual fund clients during the second quarter of 2020 was 3,367, a 42.8% decrease from June 30, 2019, and a 17.4% decrease from the first quarter of 2020, as we are continuing in the transition of offering more online mutual fund products to our clients. Counting in mutual funds clients, the total number of clients who transacted with us during the second quarter of 2020 was 14,703, a 48.7% increase from the second quarter of 2019, and a 12.6% decrease from the first quarter of 2020.

•                  Aggregate value of financial products distributed during the second quarter of 2020 was RMB21.4 billion (US$3.0 billion), a 12.0% decrease from the second quarter of 2019, and a 7.8% decrease from the first quarter of 2020.

	Three months ended June 30,
	2019		2020
Product type	(RMB in billions, except percentages)
Credit products	9.8	40.0%	0.2	1.1%
Private equity products	7.7	31.5%	2.5	11.9%
Public securities products	6.0	24.7%	18.0	83.8%
Other products	0.9	3.8%	0.7	3.2%
All products	24.4	100.0%	21.4	100.0%

•                  Coverage network in mainland China included 264 service centers covering 78 cities as of June 30, 2020, compared with 306 service centers covering 83 cities as of June 30, 2019 and 292 service centers covering 78 cities as of March 31, 2020. The decrease in the number of service centers and cities is primarily a result of consolidation of duplicate service centers in order to optimize costs and expenses.

•                  Number of relationship managers was 1,196 as of June 30, 2020, a 16.2% decrease from June 30, 2019, and a 2.0% decrease from March 31, 2020, primarily as a result of the Company’s efforts to streamline operational human resources. The turnover rate of core “elite” relationship managers was 1.4%, compared with 1.0% as of March 31, 2020.

Asset Management Business

The Company’s asset management business is conducted through Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), a leading alternative multi-asset manager in China with overseas offices in Hong Kong, the United States and Canada. Gopher Asset Management develops and manages assets ranging from private equity, real estate, public securities, credit to multi-strategy investments denominated in Renminbi and other currencies.

•                  Total assets under management as of June 30, 2020 were RMB159.4 billion (US$22.6 billion), a 1.4% decrease from March 31, 2020 and an 11.8% decrease from June 30, 2019.

2   “Active clients” for a given period refers to registered high net worth clients who purchase financial products distributed or provided by Noah during that given period, excluding clients who transacted on our online mutual fund platform.

Investment type	As of March 31, 2020		Growth	Distribution/ Redemption	As of June 30, 2020
	(RMB billions, except percentages)
Private equity	105.7	65.4%	2.1	0.1	107.7	67.6%
Credit	19.9	12.3%	0.1	5.9	14.1	8.9%
Real estate	18.2	11.3%	0.7	1.6	17.3	10.8%
Public securities[3]	9.2	5.7%	3.2	0.6	11.8	7.4%
Multi-strategies	8.7	5.3%	0.2	0.4	8.5	5.3%
All Investments	161.7	100.0%	6.3	8.6	159.4	100.0%

Lending and Other Businesses

The Company’s lending business utilizes an advanced risk-management system to assess and facilitate short-term loans to high quality borrowers, often secured with collateral. The total amount of loans originated during the second quarter of 2020 was RMB0.1 billion, compared with RMB2.8 billion for the corresponding period of 2019, due to the ongoing impact of COVID-19, and our voluntary reduction of loan origination. Other businesses include an online financial advisory platform.

Ms. Jingbo Wang, co-founder and CEO of Noah, said, “We are very pleased to report strong results for the second quarter of 2020: our Non-GAAP net income rose 20.1% from the first quarter, representing a second highest record since our listing on the NYSE; our operating margin increased to 42.7% due to improved operation efficiency and higher performance income in connection with an increased number of successful primary market exits and a booming A-share market. The transaction value of public securities accounted for 83.8% of the total volume this quarter, demonstrating our continued commitment to distributing more standardized products to our clients. In this quarter, the outstanding amount of onshore mutual funds distributed on our mobile APP Fund Smile exceeded RMB10 billion, and our parallel offshore mutual fund mobile APP iNoah was launched, which jointly form the formation of Noah’s global mutual funds platform. We are confident that the momentum we’ve seen in the past four quarters since our transformation will continue.”

SECOND QUARTER 2020 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2020 were RMB747.4 million (US$105.8 million), a 14.2% decrease from the corresponding period in 2019, primarily driven by decreased one-time commissions and other service fees, partially offset by increased recurring service fees and performance-based income.

•                  Wealth Management Business

•                 Net revenues from one-time commissions for the second quarter of 2020 were RMB126.0 million (US$17.8 million), a 57.0% decrease from the corresponding period in 2019, primarily due to the decrease of transaction value as well as the distribution of lower one-time commission rates products.

•                 Net revenues from recurring service fees for the second quarter of 2020 were RMB310.3 million (US$43.9 million), a 15.5% increase from the corresponding period in 2019, mainly due to the service fees recognized upon liquidation of certain credit products with higher fee rates.

•                 Net revenues from performance-based income for the second quarter of 2020 were RMB74.5 million (US$10.5 million), a 3,671.9% increase from the corresponding period of 2019, primarily due to a significant increase in performance-based income from public securities products as well as certain private equity products.

3   The asset distribution/redemption of public securities also includes market appreciation or depreciation.

•                 Net revenues from other service fees for the second quarter of 2020 were RMB32.0 million (US$4.5 million), a 48.1% decrease from the corresponding period in 2019, primarily due to less value-added services Noah offers to its high net worth clients during the COVID-19 epidemic.

•                  Asset Management Business

•                 Net revenues from recurring service fees for the second quarter of 2020 were RMB164.0 million (US$23.2 million), relatively flat compared with the corresponding period in 2019.

•                 Net revenues from performance-based income for the second quarter of 2020 were RMB16.1 million (US$2.3 million), a 184.9% increase from the corresponding period in 2019, primarily due to an increase in performance-based income from private equity products.

•                  Lending and Other Businesses

•                 Net revenues for the second quarter of 2020 were RMB23.0 million (US$3.3 million), a 69.3% decrease from the corresponding period in 2019. The decrease was primarily due to reduced loan origination since the second half of 2019 as well as the ongoing impact of COVID-19.

Operating Costs and Expenses

Operating costs and expenses for the second quarter of 2020 were RMB427.9 million (US$60.6 million), a 30.9% decrease from the corresponding period in 2019. Operating costs and expenses primarily consisted of compensation and benefits of RMB330.8 million (US$46.8 million), selling expenses of RMB62.6 million (US$8.9 million), general and administrative expenses of RMB68.5 million (US$9.7 million), provision of credit losses of RMB1.9 million (US$0.3 million) and other operating expenses of RMB20.7 million (US$2.9 million).

•                      Operating costs and expenses for the wealth management business for the second quarter of 2020 were RMB346.2 million (US$49.0 million), a 30.2% decrease from the corresponding period in 2019, primarily due to a decrease in compensation and benefits and credit losses.

•                      Operating costs and expenses for the asset management business for the second quarter of 2020 were RMB80.9 million (US$11.4 million), a 4.0% decrease from the corresponding period in 2019, primarily due to a decrease in compensation and benefits and credit losses.

•                      Operating costs and expenses for the lending and other businesses for the second quarter of 2020 were RMB0.8 million (US$0.1 million), a 97.9% decrease from the corresponding period in 2019, primarily due to an increase in government grants in the amount of RMB14.6 million (US$2.1 million) .

Operating Margin

Operating margin for the second quarter of 2020 was 42.7%, increased from 28.9% for the corresponding period in 2019.

•                      Operating margin for the wealth management business for the second quarter of 2020 was 36.2%, compared with 20.8% for the corresponding period in 2019.

•                      Operating margin for the asset management business for the second quarter of 2020 was 55.5%, compared with 50.8% for the corresponding period in 2019.

•                      Income from operation for the lending and other businesses for the second quarter of 2020 was RMB22.1 million (US$3.1 million), compared with an operating income of RMB35.2 million for the corresponding period in 2019.

Investment Income

Investment income for the second quarter of 2020 was RMB4.7 million (US$0.7 million), compared with RMB11.8 million for the corresponding period in 2019.

Income Tax Expenses

Income tax expenses for the second quarter of 2020 were RMB77.8 million (US$11.0 million), a 15.1% increase from the corresponding period in 2019, primarily due to higher taxable income.

Income from Equity in Affiliates

Income from equity in affiliates for the second quarter of 2020 was RMB40.7 million (US$5.8 million), a 41.2% increase from the corresponding period in 2019, primarily due to the increase of net income of the funds of funds we manage and invest in as the general partner or manager.

Net Income

•                  Net Income

•                      Net income for the second quarter of 2020 was RMB301.9 million (US$42.7 million), an 18.7% increase from the corresponding period in 2019.

•                      Net margin for the second quarter of 2020 was 40.4%, up from 29.2% for the corresponding period in 2019.

•                      Net income attributable to Noah shareholders for the second quarter of 2020 was RMB299.6 million (US$42.4 million), a 19.8% increase from the corresponding period in 2019.

•                      Net margin attributable to Noah shareholders for the second quarter of 2020 was 40.1%, up from 28.7% for the corresponding period in 2019.

•                      Net income attributable to Noah shareholders per basic and diluted ADS for the second quarter of 2020 was RMB4.86 (US$0.69) and RMB4.84 (US$0.69), respectively, up from RMB4.09 and RMB4.04 respectively, for the corresponding period in 2019.

•                  Non-GAAP Net Income Attributable to Noah Shareholders

•                      Non-GAAP net income attributable to Noah shareholders for the second quarter of 2020 was RMB307.2 million (US$43.5 million), a 16.7% increase from the corresponding period in 2019.

•                      Non-GAAP net margin attributable to Noah shareholders for the second quarter of 2020 was 41.1%, compared with 30.2% for the corresponding period in 2019.

•                      Non-GAAP net income attributable to Noah shareholders per diluted ADS for the second quarter of 2020 was RMB4.96 (US$0.70), up from RMB4.25 for the corresponding period in 2019.

Balance Sheet and Cash Flow

As of June 30, 2020, the Company had RMB4,170.7 million (US$590.3 million) in cash and cash equivalents, compared with RMB4,045.8 million as of March 31, 2020 and RMB2,873.7 million as of June 30, 2019.

Net cash outflow from the Company’s operating activities during the second quarter of 2020 was RMB9.6 million (US$1.4 million), primarily due to payment of employee annual bonuses and annual tax filing in the second quarter.

Net cash inflow from the Company’s investing activities during the second quarter of 2020 was RMB130.8 million (US$18.5 million), primarily due to disposal of various investments in the second quarter.

Net cash inflow from the Company’s financing activities was RMB2.2 million (US$0.3 million) in the second quarter of 2020, primarily due to proceeds from issuance of ordinary shares upon exercise of stock options.

UPDATE ON CREDIT FUNDS

As the Company previously disclosed on July 8, 2019, August 29, 2019 and April 24, 2020, in connection with certain credit funds managed by an affiliate of Gopher Asset Management (“Gopher”) providing supply chain financing involving companies related to Camsing International Holding Limited (“Camsing”), it is suspected that fraud has been committed by third parties related to those financings. A criminal investigation in China is ongoing, and Gopher is assisting PRC government authorities in their investigation, as well as pursuing all available actions, including filing civil litigations against the relevant parties, to protect investors (“Investor(s)”) of the credit funds involved in Camsing incidents (“Camsing Products”) who have outstanding economic interests in such products and to recover their assets.

Furthermore, in order to share the growth of the Company with the Investors, to prevent distraction or diversion of its management resources from existing or potential claims, as well as to protect the best interests of its shareholders, the Company has decided to propose a settlement offer to the Investors.

Under the settlement plan, each Investor will be granted a certain number of restricted share units (“RSUs”) of the Company, typically over a period of up to ten years, the vesting of which is subject to certain conditions and a schedule not exceeding fifteen years.  An investor accepting the offer shall agree to give up all his or her outstanding legal rights associated with Camsing Products and irrevocably release the Company and all its affiliated entities and individuals from any and all claims, known or unknown, that relate to the Camsing Products.  Upon vesting of the RSUs, the Investor will receive Class A ordinary shares of the Company. On August 24, 2020, this settlement plan was approved by the board of directors (the “Board”) of the Company and a total number of new Class A ordinary shares not exceeding 1.6% of the share capital of the Company has been authorized to be issued each year for a consecutive ten years.

As of the date hereof, there are only claims initiated in China by several Investors against Gopher or its affiliates. These claims are at early stages and their impact on the Company remains unclear.

2020 FORECAST

The Company revises its non-GAAP net income attributable to Noah shareholders for the full year 2020 from the range of RMB800 million to RMB900 million, to the range of RMB900 million to RMB1billion. The revision is based on stronger than expected transaction value and performance income of public securities, improved operation efficiency and optimistic business estimation of the second half of 2020, despite the impact on overseas new insurance transactions from COVID-19 travel bans. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s second quarter 2020 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details
Date/Time:	Monday, August 24, 2020 at 8:00 p.m., U.S. Eastern Time Tuesday, August 25, 2020 at 8:00 a.m., Hong Kong Time
Dial in details:
- United States Toll Free	+1-866-311-7654
- Mainland China Toll Free	4001-201-203
- Hong Kong Toll Free	800-905-945
- Hong Kong Local Toll	+852-301-84992
- International	+1-412-317-5227
Conference Title:	Noah Holdings 2Q20 Earnings Conference Call
Participant Password:	Noah Holdings Limited

A telephone replay will be available starting one hour after the end of the conference call until August 31, 2020 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10146791.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at ir.noahgroup.com.

DISCUSSION OF NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity investments (unrealized), adjustment for sale of equity securities and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on high net worth individuals. In the first half of 2020, Noah distributed RMB44.6 billion (US$6.3 billion) of financial products. Through Gopher Asset Management, Noah had assets under management of RMB159.4 billion (US$22.6 billion) as of June 30, 2020.

Noah’s wealth management business primarily distributes private equity, public securities, credit and insurance products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,196 relationship managers across 264 service centers in 78 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States, Canada, Australia and Singapore. The Company’s wealth management business had 332,157 registered clients as of June 30, 2020. As a leading alternative multi-asset manager in China, Gopher Asset Management manages private equity, real estate, public securities, credit and multi-strategy investments denominated in Renminbi and other currencies. The Company also provides lending services and other businesses.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the second quarter of 2020 ended June 30, 2020 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.0651 to US$1.00, the effective noon buying rate for June 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2020 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Investor Relations

Tel: +86-21-8035-8294

ir@noahgroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

		As of
	March 31,	June 30,	June 30,
	2020	2020	2020
	RMB’000	RMB’000	USD’000
Assets
Current assets:
Cash and cash equivalents	4,045,796	4,170,704	590,325
Restricted cash	6,583	4,098	580
Short-term investments	97,863	61,151	8,655
Accounts receivable, net	297,493	334,411	47,333
Loans receivable, net	620,905	619,811	87,729
Amounts due from related parties	757,278	766,189	108,447
Other current assets	196,857	199,908	28,295
Total current assets	6,022,775	6,156,272	871,364
Long-term investments, net	837,449	836,442	118,391
Investment in affiliates	1,325,649	1,291,255	182,765
Property and equipment, net	271,574	262,648	37,175
Operating lease right-of-use assets, net	337,405	343,925	48,679
Deferred tax assets	167,254	164,749	23,319
Other non-current assets	126,369	148,590	21,029
Total Assets	9,088,475	9,203,881	1,302,722
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	644,420	461,530	65,325
Income tax payable	101,630	77,381	10,953
Deferred revenues	141,228	163,608	23,157
Other current liabilities	369,847	351,690	49,778
Total current liabilities	1,257,125	1,054,209	149,213
Operating lease liabilities, non-current	344,078	346,241	49,007
Deferred tax liabilities	56,804	56,480	7,994
Other non-current liabilities	2,787	3,526	499
Total Liabilities	1,660,794	1,460,456	206,713
Equity	7,427,681	7,743,425	1,096,009
Total Liabilities and Equity	9,088,475	9,203,881	1,302,722

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

	Three months ended
	June 30,	June 30,	June 30,
	2019	2020	2020	Change
	RMB’000	RMB’000	USD’000
Revenues:
Revenues from others:
One-time commissions	193,937	117,085	16,572	(39.6)%
Recurring service fees	131,164	152,253	21,550	16.1%
Performance-based income	2,051	57,206	8,097	2,689.2%
Other service fees	139,940	56,197	7,954	(59.8)%
Total revenues from others	467,092	382,741	54,173	(18.1)%
Revenues from funds Gopher manages:
One-time commissions	101,104	10,431	1,476	(89.7)%
Recurring service fees	303,578	324,174	45,884	6.8%
Performance-based income	5,610	33,766	4,779	501.9%
Total revenues from funds Gopher manages	410,292	368,371	52,139	(10.2)%
Total revenues	877,384	751,112	106,312	(14.4)%
Less: VAT related surcharges	(5,786)	(3,674)	(520)	(36.5)%
Net revenues	871,598	747,438	105,792	(14.2)%
Operating costs and expenses:
Compensation and benefits
Relationship managers	(175,898)	(113,044)	(16,000)	(35.7)%
Others	(261,604)	(217,805)	(30,828)	(16.7)%
Total compensation and benefits	(437,502)	(330,849)	(46,828)	(24.4)%
Selling expenses	(79,557)	(62,622)	(8,864)	(21.3)%
General and administrative expenses	(47,742)	(68,502)	(9,696)	43.5%
Provision for credit losses	(36,461)	(1,897)	(269)	(94.8)%
Other operating expenses	(51,063)	(20,715)	(2,932)	(59.4)%
Government grants	32,587	56,651	8,018	73.8%
Total operating costs and expenses	(619,738)	(427,934)	(60,571)	(30.9)%
Income from operations	251,860	319,504	45,221	26.9%
Other income:
Interest income	29,225	10,530	1,490	(64.0)%
Investment income	11,847	4,711	667	(60.2)%
Other income	310	4,298	608	1,286.5%
Total other income	41,382	19,539	2,765	(52.8)%
Income before taxes and income from equity in affiliates	293,242	339,043	47,986	15.6%
Income tax expense	(67,622)	(77,810)	(11,013)	15.1%
Income from equity in affiliates	28,829	40,693	5,760	41.2%
Net income	254,449	301,926	42,733	18.7%
Less: net income attributable to non-controlling interests	4,266	2,285	323	(46.4)%
Net income attributable to Noah shareholders	250,183	299,641	42,410	19.8%
Income per ADS, basic	4.09	4.86	0.69	18.8%
Income per ADS, diluted	4.04	4.84	0.69	19.8%

Margin analysis:
Operating margin	28.9%	42.7%	42.7%
Net margin	29.2%	40.4%	40.4%

Weighted average ADS equivalent[1]:

Basic	61,211,098	61,661,522	61,661,522
Diluted	61,966,245	61,921,913	61,921,913
ADS equivalent outstanding at end of period	61,259,417	61,698,055	61,698,055

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

	Six months ended
	June 30,	June 30,	June 30,
	2019	2020	2020	Change
	RMB’000	RMB’000	USD’000
Revenues:
Revenues from others:
One-time commissions	410,580	324,270	45,897	(21.0)%
Recurring service fees	263,640	300,710	42,563	14.1%
Performance-based income	3,145	71,824	10,166	2,183.8%
Other service fees	285,317	122,805	17,382	(57.0)%
Total revenues from others	962,682	819,609	116,008	(14.9)%
Revenues from funds Gopher manages:
One-time commissions	209,012	15,180	2,149	(92.7)%
Recurring service fees	591,734	627,624	88,834	6.1%
Performance-based income	9,368	38,941	5,512	315.7%
Total revenues from funds Gopher manages	810,114	681,745	96,495	(15.8)%
Total revenues	1,772,796	1,501,354	212,503	(15.3)%
Less: VAT related surcharges	(11,314)	(7,799)	(1,104)	(31.1)%
Net revenues	1,761,482	1,493,555	211,399	(15.2)%
Operating costs and expenses:
Compensation and benefits
Relationship managers	(343,166)	(283,096)	(40,070)	(17.5)%
Others	(498,641)	(412,592)	(58,399)	(17.3)%
Total compensation and benefits	(841,807)	(695,688)	(98,469)	(17.4)%
Selling expenses	(170,013)	(107,162)	(15,168)	(37.0)%
General and administrative expenses	(106,743)	(132,187)	(18,710)	23.8%
Provision for credit losses	(36,010)	(4,706)	(666)	(86.9)%
Other operating expenses	(101,891)	(53,332)	(7,549)	(47.7)%
Government grants	49,367	75,286	10,656	52.5%
Total operating costs and expenses	(1,207,097)	(917,789)	(129,906)	(24.0)%
Income from operations	554,385	575,766	81,493	3.9%
Other income:
Interest income	52,348	32,700	4,628	(37.5)%
Interest expenses	(430)	—	—	N.A.
Investment income	37,510	22,277	3,153	(40.6)%
Other expense (income)	(1,618)	5,156	730	N.A.
Total other income	87,810	60,133	8,511	(31.5)%
Income before taxes and income from equity in affiliates	642,195	635,899	90,004	(1.0)%
Income tax expense	(147,114)	(146,086)	(20,677)	(0.7)%
Income from equity in affiliates	46,952	55,769	7,894	18.8%
Net income	542,033	545,582	77,221	0.7%
Less: net income attributable to non-controlling interests	7,273	2,916	413	(59.9)%
Net income attributable to Noah shareholders	534,760	542,666	76,808	1.5%
Income per ADS, basic	8.78	8.80	1.25	0.2%
Income per ADS, diluted	8.65	8.76	1.24	1.3%

Margin analysis:
Operating margin	31.5%	38.6%	38.6%
Net margin	30.8%	36.5%	36.5%

Weighted average ADS equivalent[1]:
Basic	60,892,670	61,640,688	61,640,688
Diluted	61,933,765	61,949,755	61,949,755
ADS equivalent outstanding at end of period	61,259,417	61,698,055	61,698,055

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	June 30,	June 30,	June 30,
	2019	2020	2020	Change
	RMB’000	RMB’000	USD’000
Net income	254,449	301,926	42,733	18.7%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	54,495	(7,160)	(1,013)	N.A.
Fair value fluctuation of available for sale Investment (after tax)	2,339	775	110	(66.9)%
Comprehensive income	311,283	295,541	41,830	(5.1)%
Less: Comprehensive income attributable to non-controlling interests	4,199	2,326	329	(44.6)%
Comprehensive income attributable to Noah shareholders	307,084	293,215	41,501	(4.5)%

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Six months ended
	June 30,	June 30,	June 30,
	2019	2020	2020	Change
	RMB’000	RMB’000	USD’000
Net income	542,033	545,582	77,221	0.7%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	23,637	30,159	4,269	27.6%
Fair value fluctuation of available for sale Investment (after tax)	2,387	771	109	(67.7)%
Comprehensive income	568,057	576,512	81,599	1.5%
Less: Comprehensive income attributable to non-controlling interests	7,416	2,952	418	(60.2)%
Comprehensive income attributable to Noah shareholders	560,641	573,560	81,181	2.3%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	June 30, 2019	June 30, 2020	Change
Number of registered clients	283,655	332,157	17.1%
Number of relationship managers	1,428	1,196	(16.2)%
Number of cities in mainland China under coverage	83	78	(6.0)%

	Three months ended
	June 30, 2019	June 30, 2020	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients[4]	5,882	3,367	(42.8)%
Number of active clients including mutual fund clients	9,888	14,703	48.7%
Transaction value:
Credit products	9,750	232	(97.6)%
Private equity products	7,658	2,551	(66.7)%
Public securities products	6,021	17,971	198.5%
Other products	934	689	(26.2)%
Total transaction value	24,363	21,443	(12.0)%

4  “Active clients” for a given period refers to registered high net worth clients who purchase financial products distributed or provided by Noah during that given period, excluding clients who transacted on our online mutual fund platform.

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended June 30, 2020
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	116,719	366	—	117,085
Recurring service fees	151,607	646	—	152,253
Performance-based income	57,206	—	—	57,206
Other service fees	32,163	627	23,407	56,197
Total revenues from others	357,695	1,639	23,407	382,741
Revenues from funds Gopher manages
One-time commissions	9,860	571	—	10,431
Recurring service fees	160,202	163,972	—	324,174
Performance-based income	17,613	16,153	—	33,766
Total revenues from funds Gopher manages	187,675	180,696	—	368,371
Total revenues	545,370	182,335	23,407	751,112
Less: VAT related surcharges	(2,560)	(693)	(421)	(3,674)
Net revenues	542,810	181,642	22,986	747,438
Operating costs and expenses:
Compensation and benefits
Relationship managers	(113,044)	—	—	(113,044)
Others	(129,238)	(70,395)	(18,172)	(217,805)
Total compensation and benefits	(242,282)	(70,395)	(18,172)	(330,849)
Selling expenses	(49,302)	(8,407)	(4,913)	(62,622)
General and administrative expenses	(51,735)	(12,994)	(3,773)	(68,502)
Provision for credit losses	—	—	(1,897)	(1,897)
Other operating expenses	(17,796)	(1,614)	(1,305)	(20,715)
Government grants	14,868	12,549	29,234	56,651
Total operating costs and expenses	(346,247)	(80,861)	(826)	(427,934)
Income from operations	196,563	100,781	22,160	319,504

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended June 30, 2019
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	193,567	370	—	193,937
Recurring service fees	129,698	1,466	—	131,164
Performance-based income	1,984	67	—	2,051
Other service fees	62,032	1,193	76,715	139,940
Total revenues from others	387,281	3,096	76,715	467,092
Revenues from funds Gopher manages
One-time commissions	101,104	—	—	101,104
Recurring service fees	140,316	163,262	—	303,578
Performance-based income	—	5,610	—	5,610
Total revenues from funds Gopher manages	241,420	168,872	—	410,292
Total revenues	628,701	171,968	76,715	877,384
Less: VAT related surcharges	(3,070)	(877)	(1,839)	(5,786)
Net revenues	625,631	171,091	74,876	871,598
Operating costs and expenses:
Compensation and benefits
Relationship managers	(175,851)	—	(47)	(175,898)
Others	(162,491)	(72,697)	(26,416)	(261,604)
Total compensation and benefits	(338,342)	(72,697)	(26,463)	(437,502)
Selling expenses	(70,838)	(4,344)	(4,375)	(79,557)
General and administrative expenses	(31,834)	(11,143)	(4,765)	(47,742)
Provision for credit losses	(31,402)	(2,635)	(2,424)	(36,461)
Other operating expenses	(32,179)	(2,575)	(16,309)	(51,063)
Government grants	8,821	9,144	14,622	32,587
Total operating costs and expenses	(495,774)	(84,250)	(39,714)	(619,738)
Income from operations	129,857	86,841	35,162	251,860

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Three months ended June 30, 2020
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	392,284	150,489	23,407	566,180
Hong Kong	121,176	28,052	—	149,228
Others	31,910	3,794	—	35,704
Total revenues	545,370	182,335	23,407	751,112

	Three months ended June 30, 2019
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	420,540	145,992	76,715	643,247
Hong Kong	178,002	23,705	—	201,707
Others	30,159	2,271	—	32,430
Total revenues	628,701	171,968	76,715	877,384

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited) 5

	Three months ended
	June 30,	June 30,
	2019	2020	Change
	RMB’000	RMB’000
Net income attributable to Noah shareholders	250,183	299,641	19.8%
Adjustment for share-based compensation	22,994	18,106	(21.3)%
Less: gains from fair value changes of equity securities (unrealized)	10,775	2,316	(78.5)%
Add: gains from sales of equity securities (realized)	4,951	—	N.A.
Less: tax effect of adjustments	3,977	8,200	106.2%
Adjusted net income attributable to Noah shareholders (non-GAAP)	263,376	307,231	16.7%

Net margin attributable to Noah shareholders	28.7%	40.1%
Non-GAAP net margin attributable to Noah shareholders	30.2%	41.1%

Net income attributable to Noah shareholders per ADS, diluted	4.04	4.84	19.8%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	4.25	4.96	16.7%

5   Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity securities (unrealized), adjustment for sale of equity securities and net of tax impact, if any.

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Six months ended
	June 30,	June 30,
	2019	2020	Change
	RMB’000	RMB’000
Net income attributable to Noah shareholders	534,760	542,666	1.5%
Adjustment for share-based compensation	52,610	36,397	(30.8)%
Less: gains from fair value changes of equity securities (unrealized)	19,517	8,399	(57.0)%
Add: gains from sales of equity securities (realized)	9,836	—	N.A.
Less: tax effect of adjustments	9,691	7,548	(22.1)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	567,998	563,116	(0.9)%

Net margin attributable to Noah shareholders	30.4%	36.3%
Non-GAAP net margin attributable to Noah shareholders	32.2%	37.7%

Net income attributable to Noah shareholders per ADS, diluted	8.65	8.76	1.3%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	9.18	9.09	(1.0)%